Simpson Thacher & Bartlett
icbc tower, 35th floor 3 garden road, central hong kong ___________
telephone: +852-2514-7600 facsimile: +852-2869-7694
Direct Dial Number +852-2514-7620	E-mail Address ygao@stblaw.com

JANUARY 10, 2025

CONFIDENTIAL AND VIA EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Anastasia Kaluzienski

Mr. Robert Littlepage

Re: Yalla Group Limited
Form 20-F for the Period Ended December 31, 2023
File No. 001-39552

Ladies and Gentlemen:

On behalf of our client, Yalla Group Limited, a company organized under the laws of the Cayman Islands (the “Company”), we respond to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 13, 2024 (the “December 13 Comment Letter”) relating to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with the Commission on April 23, 2024 (the “Annual Report”).

Set forth below are the Company’s responses to the Staff’s comments in the December 13 Comment Letter. The Staff’s comments are retyped below in bold italic font for your ease of reference. The Company respectfully advises the Staff that where the Company proposes to add or revise disclosure in its future annual reports on Form 20-F in response to the Staff’s comments, the changes to be made will be subject to relevant factual updates and changes in relevant laws or regulations, or in interpretations thereof.

Form 20-F for the Period Ended December 31, 2023

Conventions that Apply to this Annual Report on Form 20-F, page 1

michael j.c.M. ceulen	marjory j. ding	daniel fertig	adam C. furber	YI GAO	MAKIKO HARUNARI	Ian C. Ho	JONATHAN HWANG	aNTHONY D. KING	jin hYUK park	erik p. wang	christopher k.s. wong
resident partners simpson thacher & bartlett, hong kong is an affiliate of simpson thacher & bartlett llp with offices in:
New York	Beijing	boston	BRUSSELS	Houston	LONDON	Los Angeles	Palo Alto	SÃO PAULO		TOKYO	Washington, D.C.

Simpson Thacher & Bartlett

1.
We note from your disclosure on page 1 that you exclude Hong Kong and Macau from your definition of “PRC” or “China” for the purpose of your annual report. In future filings, please revise to remove the exclusion of Hong Kong and Macau from such definition. Clarify that all the legal and operational risks associated with having operations in the People’s Republic of China (PRC) also apply to operations in Hong Kong and Macau. In this regard, ensure that your disclosure does not narrow risks related to operating in the PRC to mainland China only. Where appropriate, you may describe PRC law and then explain how law in Hong Kong and Macau differs from PRC law and describe any risks and consequences to the company associated with those laws.

The Company acknowledges the Staff’s comment and undertakes that, in future filings, the Company will revise its definition of “PRC” or “China” to remove the exclusion of Hong Kong and Macau, consistent with the proposed updated disclosures set forth on page 1 of Annex A (the added disclosure is underlined and the removed disclosure is crossed out in the 2023 Form 20-F).

In addition, the Company will include disclosures to clarify whether the legal and operational risks associated with operating in the PRC also apply to operations in Hong Kong, without narrowing risks related to operating in the PRC to mainland China only. Where appropriate, the Company will also explain the differences between Hong Kong and PRC law and describe risks and consequences to the Company associated with those laws. The proposed revised disclosure is set forth from pages 1 to 3 of Annex A (the added disclosure is underlined and the removed disclosure is crossed out in the 2023 Form 20-F).

The Company respectfully advises the Staff that the Company does not have any operations in Macau.

Part I.

Item 3. Key Information, page 3

2.
In future filings, at the onset of Part I please disclose prominently that you are not a Chinese operating company but a Cayman Islands holding company with subsidiaries based in China.

The Company acknowledges the Staff’s comment and undertakes that, in future filings, the Company will disclose prominently that it is not a Chinese operating company but a Cayman Islands holding company with subsidiaries based in China. The proposed revised disclosure is set forth on page 3 of Annex A (the added disclosure is underlined and the removed disclosure is crossed out in the 2023 Form 20-F).

3.
We note your discussion of legal and operational risks on page 3 in Part I, Item 3. Please expand your discussion in future filings to clearly disclose these risks could cause the value of your securities to significantly decline or become worthless and address how recent statements and regulatory actions by China’s government, such as those related to data security or anti-monopoly concerns, have or may impact the

Simpson Thacher & Bartlett

company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.

The Company acknowledges the Staff’s comment and will add the proposed disclosure and make corresponding revisions to certain disclosures in its future filings. The proposed revised disclosure is set forth from pages 3 to 7 of Annex A (the added disclosure is underlined and the removed disclosure is crossed out in the 2023 Form 20-F).

4.
In future filings, please provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and the subsidiaries, and the direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors.

The Company acknowledges the Staff’s comment and will add the proposed disclosure and make corresponding revisions to certain disclosures in its future filings. The proposed revised disclosure is set forth from pages 7 to 11 of Annex A (the added disclosure is underlined in the 2023 Form 20-F).

5.
In future filings, please disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

The Company acknowledges the Staff’s comment and will add the proposed disclosure and make corresponding revisions to certain disclosures in the section entitled “Part I. Item 3. Key Information” in its future filings. The proposed revised disclosure is set forth from pages 11 to 12 of Annex A (the added disclosure is underlined in the 2023 Form 20-F).

Risk Factors, page 4

6.
In future filings, in your risk factor summary please disclose the risks that your corporate structure and having significant operations in China poses to investors. In particular,

Simpson Thacher & Bartlett

describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in Risk Factors. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investor and cause the value of such securities to significantly decline or be worthless.

The Company respectfully advises the Staff that, in future filings, it will discuss and enhance its disclosure to address the risks arising from its operations in China. The proposed revised disclosure is set forth from pages 12 to 13 of Annex A (the added disclosure is underlined in the 2023 Form 20-F).

7.
In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, please add risk factor disclosure in future filings to explain how this oversight impacts your officers and directors and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

The Company acknowledges the Staff’s comment and will add the proposed disclosure and make corresponding revisions to certain disclosures in the section entitled “Risks Relating to Doing Business in Certain Countries and Regions” in its future filings. The proposed revised disclosure is set forth from pages 14 to 15 of Annex A (the added disclosure is underlined in the 2023 Form 20-F).

8.
We note your disclosure on page 27 that certain of your directors and executive officers reside within China, and a portion of your assets and the assets of those persons are located within China. In future filings, please identify any directors, officers, or members of senior management located in the PRC/Hong Kong. Additionally, please include a separate “Enforceability” section that addresses whether or not investors may bring actions under the civil liability provisions of the U.S. federal securities laws against you, your officers or directors who are residents of a foreign country, and whether investors may enforce these civil liability provisions when your assets, officers, and directors are located outside of the United States.

In response to the Staff’s comment, the Company will identify the directors, officers or members of senior management located in the PRC or Hong Kong and included a separate “Enforceability” section as set forth from pages 15 to 17 of Annex A (the added disclosure is underlined and the removed disclosure is crossed out in the 2023 Form 20-F).

Simpson Thacher & Bartlett

Consolidated Financial Statements
Note 11. Income Tax, page F-26

9.
We note “[b]ased on a review of surrounding facts and circumstances, the Group does not believe that it is more likely than not that its operations outside the PRC should be considered a resident enterprise for PRC tax purposes.” Please explain to us and disclose:
•
these facts and circumstances considered by management;
•
whether or not this issue has been considered by the PRC taxing authority; and
•
the financial ramifications if the Company were to be considered a resident enterprise for PRC tax purposes.

Please provide us with the disclosure you will make in future filings.

The Company respectfully advises the Staff that, in April 2009, the State Administration of Taxation, or the SAT, issued the Circular of the SAT on Issues Relating to Identification of Chinese-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance With the De Facto Standards of Organizational Management, or SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a mainland China-controlled enterprise that is incorporated offshore is located in mainland China. According to SAT Circular 82, an offshore incorporated enterprise controlled by a mainland China enterprise or a mainland China enterprise group will be regarded as a mainland China tax resident by virtue of having its “de facto management body” in the mainland China only if all of the following conditions are met: (i) the senior management and core management departments in charge of daily production and operations are located mainly in mainland China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in mainland China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in mainland China; and (iv) at least 50% of voting board members or senior management habitually reside in mainland China.

The Company is a company incorporated outside the mainland China and is not an offshore entity controlled by mainland China enterprises. As a holding company, its key assets are its ownership interests of its subsidiaries, and its key assets and operation are located outside the mainland China. As such, the Group does not believe that the Company meets all of the conditions above or is a mainland China resident enterprise for mainland China tax purposes. For similar reasons, the Group believes its overseas subsidiaries are not mainland China resident enterprises either.

The Company will add the proposed disclosure in its future filings. The proposed revised disclosure is set forth from pages 17 to 18 of Annex A (the added disclosure is underlined in the 2023 Form 20-F).

Simpson Thacher & Bartlett

10.
Please discuss here and in MD&A the circumstances that resulted in the increase in deferred tax assets in 2023. Describe what is creating the increase in net operating loss carry forwards, including the impact of pricing of any intercompany transactions.

The Company’s increase in deferred tax assets, which was primarily due to the increase in net operating loss carry forwards in 2023, was mainly derived from the losses made by the Company’s two mainland China subsidiaries in 2023. These two subsidiaries are mainly engaged in developing new games, which incurred design and labor costs. As the new games were still at an early stage without mature commercialization model, such games were loss making from the Group’s perspective and the amount was immaterial. These two subsidiaries did not incur any intercompany transactions related to the development costs of the new games for the year ended December 31, 2023.

The Company will add the above disclosure in the MD&A and Consolidated Financial Statements in its future filings to the extent applicable.

If you have any question regarding the Company’s responses to the Staff’s comments, please do not hesitate to contact me at +852-2514-7620 (work), +852-6588-7136 (mobile) or ygao@stblaw.com (email).

Very truly yours,

/s/ Yi Gao

Yi Gao

Enclosure: Annex A

cc:	Yalla Group Limited

Ms. Yang Hu, Chief Financial Officer

Annex A

Comment 1

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT ON FORM 20-F

•
“China” and the “PRC” are to the People’s Republic of China~~, excluding, for the purposes of this annual report only, Taiwan, the Hong Kong Special Administrative Region and the Macao Special Administrative Region~~;
•
“PRC subsidiaries” are to our subsidiaries incorporated in mainland China;
•
“RMB” or “Renminbi” are to the legal currency of mainland China;

Part I.

ITEM 3. KEY INFORMATION

Our Operations in China

We are a leading social networking and gaming platform in MENA, and we primarily generate revenue through our subsidiaries in the UAE. We have our headquarters in Dubai, and at the same time, some of our technology and product development team and certain members of our management, among others, are located in China, and we have operating subsidiaries incorporated under the laws of the PRC. Therefore, we face various risks and uncertainties related to operating in China. PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, issuers with operations in China could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations, including those affecting the Internet industry, may cause the value of our ADSs to significantly decline. Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs. See “—D. Risks Factors—Risks Relating to Doing Business in Certain Countries and Regions—The economic, political and social conditions in MENA and China, as well as government policies, laws and regulations, could affect our business, financial condition and results of operations.” All the operational risks associated with being based in and having operations in mainland China as discussed in the relevant risk factors under “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry” also apply to operations in Hong Kong. With respect to the legal risks associated with being based in and having operations in mainland China as discussed in the relevant risk factors under “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in Certain Countries and Regions,” the laws, regulations and the discretion of mainland China governmental authorities discussed in this annual report are expected to apply to mainland China entities and businesses, rather than entities or businesses in Hong Kong which operate under a different set of laws from mainland China.

Annex A -	1

D. Risk Factors

Risks Relating to Doing Business in Certain Countries and Regions

It may be difficult to effect service of process upon us or our directors or executive officers who reside in China, to enforce against them in China any judgments obtained from non-PRC courts or to bring actions in China against us or our management.

Certain of our directors and executive officers reside within China, and a portion of our assets and the assets of those persons are located within China. It may be difficult for investors to effect service of process upon us or those persons inside China or to enforce against us or them in China any judgments obtained from non-PRC courts. China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts in the United States, the United Kingdom, Japan or most other western countries. In addition, there is uncertainty as to whether the judgment of United States courts will be directly enforced in Hong Kong, as the United States and Hong Kong do not have a treaty or other arrangements providing for reciprocal recognition and enforcement of judgments of courts of the United States in civil and commercial matters. However, a foreign judgment may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court since the judgment may be regarded as creating a debt between the parties to it, provided that the foreign judgment, among other things, is a final judgment conclusive upon the merits of the claim and is for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud; (b) the proceedings in which the judgment was obtained were opposed to natural justice; (c) its enforcement or recognition would be contrary to the public policy of Hong Kong; (d) the court of the United States was not jurisdictionally competent; or (e) the judgment was in conflict with a prior Hong Kong judgment. However, judgments rendered by Hong Kong courts may be recognized and enforced in China if the requirements set forth by the Arrangement on Mutual Recognition and Enforcement of Judgments in Civil and Commercial Matters by Courts of Mainland and of the Hong Kong Special Administrative Region Pursuant to Agreed Jurisdiction by Parties Concerned are met. Therefore, recognition and enforcement in China of judgments of a court in any of these jurisdictions other than Hong Kong in relation to any matter not subject to binding arbitration provisions may be difficult.

It may also be difficult for you or regulators outside of the PRC to conduct investigations or collect evidence within China. Shareholder claims that are common in the United States, including securities law class actions and fraud claims, generally are difficult to pursue as a matter of law or practicality in China. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of other country or region to implement cross-border oversight and regulation, such regulatory cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC and no entities or individuals may provide documents or materials in connection with its securities activities to the overseas without proper authorization. While detailed interpretation of or implementation rules under Article 177 have yet to be available, the inability for overseas

Annex A -	2

securities regulators to directly conduct investigation or collect evidence within China may further increase difficulties faced by investors in protecting your interests.

Comment 2

Part I.

ITEM 3. KEY INFORMATION

Our Operations in China

We are a leading social networking and gaming platform in MENA, and we primarily generate revenue through our subsidiaries in the UAE. We have our headquarters in Dubai, and at the same time, some of our technology and product development team and certain members of our management, among others, are located in China. Nevertheless, ~~and~~ we ~~have~~ are not a Chinese operating company but rather a Cayman Islands holding company with operating subsidiaries incorporated under the laws of the PRC.

Comment 3

Part I.

ITEM 3. KEY INFORMATION

Our Operations in China

For example, the PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, issuers with operations in China, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy may impact our ability to conduct certain businesses, accept foreign investments, continue to list on the NYSE or list on other foreign exchange, or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations, including those affecting the Internet industry, may cause the value of our ADSs to significantly decline or become worthless. See “—D. Risks Factors—Risks Relating to Doing Business in Certain Countries and Regions—The economic, political and social conditions in MENA and China, as well as government policies, laws and regulations, could affect our business, financial condition and results of operations.” Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs. See “—D. Risks Factors—Risks Relating to Doing Business in Certain Countries and Regions—~~The economic, political and social conditions in MENA and China, as well as government policies, laws and regulations, could affect our business, financial condition and results of operations~~There may be changes from time to time in the interpretation and application of the PRC laws and regulations, and any failure to comply with laws and regulations could have a material adverse effect on our business, results of operations, financial condition and the value of our ADSs.”

D. Risk Factors

Annex A -	3

Risks Relating to Doing Business in Certain Countries and Regions

The economic, political and social conditions in MENA and China, as well as government policies, laws and regulations, could affect our business, financial condition and results of operations.

We are headquartered in the UAE. MENA is our key market, and we must comply with the applicable laws and regulations in the jurisdictions of MENA. The regulatory bodies in MENA may not be as fully matured and as established as those of Western Europe and the United States. Existing laws and regulations may be applied inconsistently with anomalies in their interpretation or implementation. Inconsistent interpretation or implementation in relation to existing laws and regulations could restrict our ability to offer our mobile platform in the relevant jurisdictions, which could materially and adversely affect our business, financial condition and results of operations.

~~Among others~~Meanwhile, although we primarily generate revenue through our subsidiaries in the UAE and are headquartered in Dubai, some of our technology and product development team and certain members of our management, among others, are located in the PRC, and we have operating subsidiaries incorporated under and governed by the laws of the PRC. Accordingly, our results of operations and prospects are, to a certain degree, subject to economic, political and legal developments in China. The economy of China has grown significantly over the past forty years. However, the rate of growth has been uneven across different geographic areas, among various sectors of the economy, and during different periods, and the overall rate of growth has slowed in recent years. If there is a prolonged slowdown in the rate of growth of the economy of China or a contraction in the future, such a slowdown or contraction would be likely to have a negative effect on our business. Various macroeconomic measures and monetary policies adopted by regulatory authorities in China to guide economic growth and manage inflation and/or deflation and the allocation of resources may not be effective in sustaining the growth rate of the Chinese economy. All of these factors could affect the economic conditions in China and, in turn, our business.

~~Because the promulgation of a comprehensive legal system for China began relatively recently and is still evolving, the interpretation and enforcement of many of the applicable laws and regulations involve uncertainties. These uncertainties could limit the legal protections available to us and other foreign investors, including you. For example, we have been subject to stricter regulatory requirements in terms of our labor contracts with our employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance for the benefit of our employees. We cannot assure you that our employment practices have complied or will be able to comply with all labor-related laws and regulations in China.~~ In addition, the PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, issuers with operations in China could ~~limit~~ result in a material change in our operations and the value of our ADSs, as well as significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless. Implementation of industry-wide regulations, including those affecting the Internet industry, may cause the value of our ADSs to significantly decline. In addition, a difference in interpretation of the applicable law between the relevant regulatory authority and us may result in a material

Annex A -	4

adverse change in our operations and the value of our ADSs. We cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws.

ITEM 4. INFORMATION ON THE COMPANY

B. Business Overview

Regulation

China

Regulations Related to Foreign Investment

Foreign Investment Law

The establishment, operation and management of corporate entities in the PRC is governed by the Company Law of the PRC, or the Company Law, which was promulgated by the Standing Committee of the National People’s Congress, or the SCNPC, on December 29, 1993 and last amended and became effective on ~~October 26, 2018~~ July 1, 2024. ~~The Company Law has been amended on December 29, 2023 and shall become effective on July 1, 2024.~~ A foreign-invested company is also subject to the Company Law unless otherwise provided in the foreign investment laws.

On March 15, 2019, the National People’s Congress, or the NPC approved the Foreign Investment Law, which became effective on January 1, 2020. On December 26, 2019, the State Council issued the Implementation Rules of the Foreign Investment Law, which became effective on January 1, 2020. The Foreign Investment Law and the Implementation Rules of the Foreign Investment Law replaced three existing laws on foreign investments in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations. ~~The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic invested enterprises in China.~~ The Foreign Investment Law establishes the basic framework for the access to, and the promotion, protection and administration of foreign investments in view of investment protection and fair competition.

The Foreign Investment Law establishes a management system of pre-establishment national treatment which includes a negative list to foreign investment. It stipulates that the government will not expropriate foreign investment, except under special circumstances, in which case it will provide fair and reasonable compensation to foreign investors. ~~According to the Foreign Investment Law, the State Council will publish or approve to publish a catalog for special administrative measures, or the “negative list.” The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list.”~~ The Special Administrative Measures (Negative List) for the Access of Foreign Investment (2024 version)~~for Entrance of Foreign Investment (2021 Edition)~~, or the ~~2021~~2024 Negative List,

Annex A -	5

~~which~~ was ~~promulgated jointly~~ published under the authority of ~~by~~ the MOFCOM and the NDRC on ~~December 27, 2021~~ September 6, 2024 and became effective on ~~January~~ November 1, ~~2022~~ 2024, replaced and abolished the Special Administrative Measures for Entrance of Foreign Investment (~~2020~~ 2021 Edition) regulating the access of foreign investors to China. Foreign investors are barred from investing in prohibited industries in the negative list and must comply with the specified requirements when investing in restricted industries in that list. When a license is required to enter a certain industry, the foreign investor must apply for one, and the government must treat the application the same as one by a domestic enterprise, except where laws or regulations provide otherwise. In addition, foreign investors or foreign-invested enterprises are required to file information reports and foreign investment is subject to the national security review. In addition, the Implementation Rules of the Foreign Investment Law, effective on January 1, 2020, clarifies that the Foreign Investment Law and its implementation rules also apply to investments by FIEs in China. ~~The Foreign Investment Law provides that foreign investors shall not invest in the “prohibited” industries and shall meet the market entry conditions stipulated under the “negative list” for making investment in “restricted” industries.~~

~~Furthermore, the Foreign Investment Law provides that foreign-invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within five years after the implementing of the Foreign Investment Law.~~

In addition, the Foreign Investment Law also provides several protective rules and principles for foreign investors and their investments in the PRC, including, among others, that local governments shall abide by their commitments to the foreign investors; foreign-invested enterprises are allowed to issue stocks and corporate bonds; except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner, expropriation or requisition of the investment of foreign investors is prohibited; mandatory technology transfer is prohibited; and the capital contributions, profits, capital gains, proceeds out of asset disposal, licensing fees of intellectual property rights, indemnity or compensation legally obtained, or proceeds received upon settlement by foreign investors within China, may be freely remitted inward and outward in RMB or a foreign currency. Also, foreign investors or the foreign investment enterprise should be imposed legal liabilities for failing to report investment information in accordance with the requirements.

The Implementation Rules of the Foreign Investment Law provides that foreign-invested enterprises and other domestic enterprises shall be equally treated with respect to, among others, the allocation of governmental funding, land supply, tax treatment, licensing and permits.

On December 19, 2020, the NDRC and the Ministry of Commerce jointly promulgated the Measures on the Security Review of Foreign Investment, which came into effect on January 18, 2021, establishing a working mechanism for the security review of foreign investments. Foreign investments involving in (i) military industry, military industrial supporting and other fields relating to the security of national defense, and investments in areas surrounding military facilities and military industry facilities; and (ii) important agricultural products, important energy and resources, important equipment manufacturing, important infrastructure, important transport services, important cultural products and services, important information technology and Internet products and services, important financial services, key technologies, and other important fields relating to national security, and obtaining the actual controlling stake in the investee enterprise, must take the initiative to declare to the office of the working mechanism and

Annex A -	6

obtain the approval from the office prior to implementation of the investments. The circumstances of “obtaining the actual controlling stake” includes that (i) the foreign investor holds more than 50% of the equity of an enterprise; or (ii) the foreign investor holds less than 50% of the equity of an enterprise, but the voting rights held by it can have significant impact on the resolutions of the board of directors, the board of shareholders, or the general meeting of shareholders; or (iii) other circumstances where the foreign investor may have significant impact on the enterprise’s business decision-making, human resources, finance, technology, among other things.

Foreign Investment Industrial Policy ~~Regulations related to foreign investment restrictions~~

~~Investments in the PRC by foreign investors and foreign-invested enterprises were regulated by the Guidance Catalog of Industries for Foreign Investment, or the Catalog, promulgated by the NDRC and the MOFCOM on June 28, 1995, and most recently amended on June 28, 2017. The Catalog listed three categories with regard to foreign investment: “encouraged”, “restricted” and “prohibited.” Industries not listed in the catalog are generally deemed as falling into a fourth category “permitted” unless specifically restricted by other PRC laws. Establishment of wholly foreign-owned enterprises is generally allowed in encouraged and permitted industries. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. In addition, foreign investment in restricted category projects is subject to government approvals. Foreign investors are not allowed to invest in industries in the prohibited category. Industries not listed in the Catalog are generally open to foreign investment unless specifically restricted by other PRC regulations. The “encouraged” foreign investment industries in the Catalog were substituted by the Catalog of Industries for Encouraging Foreign Investment (2022 Edition), or the 2022 Encouraging Catalog, promulgated by the NDRC on October 26, 2022 and became effective on January 1, 2023. The “restricted” and “prohibited” foreign investment industries in the Catalog were substituted by the 2021 Negative List, promulgated jointly by the MOFCOM and the NDRC on December 27, 2021 and became effective on January 1, 2022.~~

Investment activities in China by foreign investors are principally governed by the Catalogue for the Encouragement of Foreign Investment Industries (2022 Edition), and the 2024 Negative List. The catalogue and the 2024 Negative List set forth the industries in which foreign investments are encouraged, restricted, and prohibited. Industries that are not listed in any of these three categories are generally open to foreign investment, unless otherwise specifically restricted by other PRC rules and regulations.

Comment 4

Part I.

ITEM 3. KEY INFORMATION

Cash Flow and Transfers through Our Organization

Yalla Group Limited is a holding company with no material operations of its own. We conduct our operations mainly through our operating subsidiaries in the UAE and China. MENA is our key market.

The cash inflows of Yalla Group Limited, the parent company, were primarily generated from the proceeds received from our public offering of ordinary shares in 2020, historical

Annex A -	7

financing activities and loans from our subsidiaries in the UAE, Hong Kong and mainland China. The parent company and its subsidiaries have entered into certain intercompany loan arrangements. Under such arrangements, for the years ended December 31, 2022, 2023 and 2024, the parent company received cash of US$90.0 million, US$178.0 million and [●] from one of our UAE subsidiaries, US$25.0 million, US$46.1 million and [●] from our Hong Kong subsidiaries, and US$0.1 million, US$6.1 million and [●] from our PRC subsidiaries. The parent company paid cash of US$22.2 million, US$20.2 million and [●] to our Hong Kong subsidiaries, nil, US$14.2 million and [●] to one of our UAE subsidiaries, and US$6.6 million, US$0.1 million and [●] in total to our BVI subsidiaries and PRC subsidiaries for the years ended December 31, 2022, 2023 and 2024, respectively. For the years ended December 31, 2022, 2023 and 2024, no dividend was distributed from subsidiaries to the parent company, and no other assets were transferred between the parent company and its subsidiaries.

For the years ended December 31, 2022, 2023 and 2024, Yalla Group Limited had not declared or paid any cash dividends. We do not have any present plan to pay any cash dividends in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business.

The ability of our PRC subsidiaries to distribute dividends to us will be limited by foreign exchange restrictions under the PRC law. The restrictions on currency exchanges in China may limit our ability to freely convert RMB to fund any future business activities outside China or other payments in U.S. dollars. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service related foreign exchange transactions, cannot be made in currencies other than RMB without complying with certain procedural requirements of the State Administration of Foreign Exchange, or SAFE. Specifically, approval from or registration with appropriate government authorities is required where RMB is to be converted into another currency and remitted out of China to pay capital expenses, such as the repayment of loans denominated in currencies other than RMB. As a result, we may need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries to pay off its debt in a currency other than RMB owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than RMB.

With respect to our Hong Kong entities, although currently there are not equivalent or similar restrictions or limitations in Hong Kong on cash transfers in, or out of, our Hong Kong entities (including currency conversion), if certain restrictions or limitations in mainland China were to become applicable to cash transfers in and out of Hong Kong entities (including currency conversion) in the future, the funds in our Hong Kong entities, likewise, may not be available to meet our currency demand.

There are no exchange control or foreign exchange control restrictions under UAE law which would prevent any transfer of earning or distributions between entities.

There are no exchange control restrictions in the Cayman Islands. The Company is free to acquire, hold and sell foreign currency and securities without restriction. The holders of the Company’s ordinary shares are entitled to such dividends as may be declared by the board of directors of the Company. The Company’s memorandum and articles of association provide that dividends may be declared and paid out of the funds of our Company lawfully available therefor. Under the laws of the Cayman Islands, a company may pay a dividend out of either profit or

Annex A -	8

share premium account (subject to its memorandum and articles of association), provided that in no circumstances may a dividend be paid out of the share premium if this would result in such company being unable to pay its debts as they fall due in the ordinary course of business.

ITEM 4. INFORMATION ON THE COMPANY

B. Business Overview

Regulation

China

Regulations Related to Dividend Distribution

The principal regulations governing the distribution of dividends by wholly foreign-owned enterprises include the Company Law, the Foreign Investment Law, the Implementation Rules of the Foreign Investment Law, and the EIT Law and its implementation rules. Under these regulations, wholly foreign-owned enterprises in the PRC may pay dividends only out of their accumulated profits, if any, as determined in accordance with the PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise in the PRC is required to set aside at least 10% of its after-tax profit, as calculated using the PRC accounting standards, each year to its general reserves until its cumulative total reserve funds reach 50% of its registered capital. A company must not distribute any profits until any losses from prior fiscal years have been offset.

Regulations Related to Foreign Exchange

Regulations related to foreign currency exchange

According to the Foreign Exchange Administration Regulations as last amended on August 5, 2008, the foreign exchange income and expenditure and foreign exchange business operations of Chinese institutions and individuals, as well as the foreign exchange income and expenditure and foreign exchange business operations conducted within the territory of the PRC by overseas institutions and individuals, shall be subject to foreign exchange administration. Renminbi is ~~freely~~ convertible for payments of current account items such as trade and service-related foreign exchange transactions and dividend payments, but the conversion of Renminbi into other currencies and remittance of the converted foreign currency outside the PRC for capital account items ~~is not freely convertible for capital expenditure items~~ such as direct equity investment, loans or repatriation of investment~~investments in securities outside of the PRC unless the~~ requires prior approval from the SAFE, or its local counterpart~~is obtained in advance~~.

On November 19, 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, which substantially amends and simplifies the current foreign exchange procedure and became partially invalid according to the Circular on Repealing and Invalidating Five Normative Documents Concerning Administration of Foreign Exchange and some Articles of Seven Normative Documents Concerning Administration of Foreign Exchange (the “Circular on Repealing and Invalidating”) promulgated by the SAFE on December 30, 2019. Pursuant to Circular on Repealing and Invalidating, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee

Annex A -	9

accounts, the reinvestment of Renminbi proceeds by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously.

In addition, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents, or the Circular 21, in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches. Circular 21 was partially invalid according to Circular on Repealing and Invalidating.

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign invested Enterprises, or the SAFE Circular 19 which was partly amended by the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or the SAFE Circular 16, effective on June 9, 2016, and partly amended on December 4, 2023. According to SAFE Circular 19 and SAFE Circular 16, the flow and use of the Renminbi capital converted from foreign currency denominated registered capital of a foreign-invested company is regulated such that Renminbi capital may not be used for business beyond its business scope or to provide loans to persons other than affiliates unless otherwise permitted under its business scope. Violations of SAFE Circular 19 or SAFE Circular 16 could result in administrative penalties.

Regulations related to foreign exchange registration of overseas investment by PRC resident

SAFE promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014. SAFE Circular 37 regulates foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. Under SAFE Circular 37, an SPV refers to an offshore entity established or controlled, directly or indirectly, by PRC residents (including individuals and entities) for the purpose of seeking offshore financing or making offshore investment, using legitimate onshore or offshore assets or interests, while “round trip investment” refers to direct investment in China by PRC residents through SPVs, namely, establishing foreign-invested enterprises to obtain the ownership, control rights and management rights. SAFE Circular 37 provides that, before the establishment or control of ~~making contribution into~~ an SPV, PRC residents are required to complete foreign exchange registration with SAFE or its local branch. Following the initial registration, any change in basic information of the SPV or any material change with respect to the capital of the SPV~~any major changes such as change in the SPV’s PRC resident shareholders, name of the SPV, term of operation or any increase or reduction of the SPV’s registered capital, share transfer or swap, merger or division, or similar development~~, shall be registered with SAFE in time. SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015, which took effect on June 1, 2015, and partly amended in December 2019 and in March 2023. This notice has amended SAFE

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Circular 37 requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. However, remedial registration applications made by PRC residents that previously failed to comply with the SAFE Circular 37 continue to fall under the jurisdiction of the relevant local branch of SAFE.

Comment 5

Part I.

ITEM 3. KEY INFORMATION

Permissions and Approvals

Permissions required from the PRC authorities for our PRC subsidiaries

We primarily generate revenue through our subsidiaries in the UAE and no specific permissions or approvals are required for our PRC subsidiaries to obtain from relevant governmental authorities in China for its current operation other than a business license. As of the date of this annual report, our PRC subsidiaries have obtained all permissions that are required for current operation and no such permissions has been denied. However, there are uncertainties as to the related interpretation and implementation of regulatory requirements. If we do not receive, complete, or maintain necessary permissions or approvals, or we inadvertently conclude that such permissions or approvals are not required, or there is a change in the applicable laws, regulations, or interpretations such that we need to obtain permissions or approvals in the future, we may be subject to (i) investigations by competent regulatory authorities, (ii) fines or penalties, (iii) orders to suspend our operations and to rectify any non-compliance, or (iv) prohibitions from engaging in relevant businesses.

Permissions required from the PRC authorities for our overseas securities offering

As of the date of this annual report, we believe that we and our PRC subsidiaries, (i) are not required to obtain permissions from any PRC authorities to operate or issue our ordinary shares to foreign investors, (ii) are not subject to permission requirements from the China Securities Regulatory Commission (the “CSRC”), the Cyberspace Administration of China (the “CAC”) or any other entity that is required to approve our PRC subsidiaries’ operations, and (iii) have not received or were denied such permissions by any PRC authorities. Nevertheless, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the Opinions, which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by PRC companies. Given the current PRC regulatory environment, it is uncertain when and whether we or our PRC subsidiaries, will be required to obtain permission from the PRC government to continue to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded. We have been closely monitoring regulatory developments in China regarding any necessary approvals from the CSRC or other PRC governmental authorities required for overseas listings. As of the date of this annual report, we have not received any inquiry, notice, warning, sanctions or regulatory objection for our overseas securities offering from the CSRC or other PRC governmental authorities. However, there remains significant uncertainty as to the enactment, interpretation and implementation of

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regulatory requirements related to overseas securities offerings and other capital markets activities.

On February 17, 2023, the CSRC promulgated Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and relevant five supporting guidelines, together as the New Overseas Listing Rules, which became effective on March 31, 2023. According to the New Overseas Listing Rules, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to complete the filing procedure with the CSRC and report relevant information. In addition, an overseas-listed company must also submit the filing with respect to its follow-on offerings, issuance of convertible corporate bonds and exchangeable bonds, and other equivalent offering activities, within the time frame specified by the Trial Measures. The New Overseas Listing Rules laid out the regulatory filing requirements for both direct and indirect overseas listings and clarify the determination criteria for indirect overseas listing in overseas markets. Pursuant to the New Overseas Listing Rules, (i) in connection with our previous issuance of securities to foreign investors prior to the New Overseas Listing Rules, neither we, nor our PRC subsidiaries are required to obtain any permissions or approvals from the CSRC, and (ii) should we decide to issue additional equity or equity-linked securities for listing overseas in the future, we are not required to obtain any permissions or approvals from any PRC government authorities, except for the requisite filing with the CSRC in connection with such issuance. Failure to comply with the filing requirements may result in an order of rectification, a warning and fines up to RMB10 million to the non-compliant domestic companies, and the directly responsible persons of the companies will be warned and fined between RMB500,000 and RMB5 million. Furthermore, if the controlling shareholder and the actual controller of the non-compliant companies organizes or instigates the breach, they will be fined between RMB1 million and RMB10 million. In addition to above filing requirements, the Filings Rules also requires an issuer to report to the CSRC within three business days after occurrence of any the following events: (i) its change of control; (ii) its being subject to investigation or sanctions by any overseas securities regulators or overseas authorities; (iii) its change of listing status or listing segment; (iv) voluntary or mandatory delisting; and (v) material change of its principal business operations to the extent that it ceases to be subject to the filing requirements of the Trial Measures.

Comment 6

Part I.

ITEM 3. KEY INFORMATION

Annex A -	12

D. Risk Factors

Summary of Risk Factors

Risks Relating to Doing Business in Certain Countries and Regions

…

•
the economic, political and social conditions in MENA and China, as well as government policies, laws and regulations, could affect our business, financial condition and results of operations; and
•
There may be changes from time to time in the interpretation and application of the PRC laws and regulations, and any failure to comply with laws and regulations could have a material adverse effect on our business, results of operations, financial condition and the value of our ADSs.

Risks Relating to Doing Business in Certain Countries and Regions

There may be changes from time to time in the interpretation and application of the PRC laws and regulations, and any failure to comply with laws and regulations could have a material adverse effect on our business, results of operations, financial condition and the value of our ADSs

Although we primarily generate revenue through our subsidiaries in the UAE and we are headquartered in Dubai, some of our technology and product development team and certain members of our management, among others, are located in the PRC, and we have operating subsidiaries incorporated under and governed by the laws of the PRC. The legal system of PRC is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value. Many laws, regulations, and legal requirements are relatively new and may change from time to time. The legal system of PRC is evolving quickly. The interpretation and enforcement of relevant laws and regulations are subject to change. In addition, any new or changes in laws and regulations of PRC related to foreign investment in PRC could affect the business environment and our ability to operate our business in PRC.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. While this may also apply to other jurisdictions, administrative and court proceedings in mainland China may take a long time, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities retain discretion in interpreting and implementing statutory provisions and contractual terms like other jurisdictions do, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business and results of operations.

Annex A -	13

Comment 7

Part I.

ITEM 3. KEY INFORMATION

D. Risk Factors

Risks Relating to Doing Business in Certain Countries and Regions

We may be suffered by the potential impact of enhanced oversight by the Cyberspace Administration of China (CAC) on our operations and compliance

Recent developments indicate that the Cyberspace Administration of China (CAC) has been increasing its oversight and regulatory scrutiny over data security and related matters. Our primary business operations and data processing activities are conducted outside of mainland China, and our operations in mainland China do not involve the collection, processing, or transfer of any form of Chinese user information, nor do we engage in any cross-border data transfers from mainland China that would typically trigger extensive regulatory scrutiny under Chinese law. Consequently, data security regulations in mainland China may have a limited practical impact on our overall business.

However, despite our limited operations within mainland China and our adherence to relevant data security and protection regulations, the evolving regulatory landscape and the potential for enhanced oversight by the CAC present certain risks. Specifically, (i) the enhanced oversight by the CAC could require us to allocate additional resources to ensure ongoing compliance with new and evolving data security regulations, and this could result in increased operational costs and administrative burdens; (ii) secondly, the regulatory environment in mainland China concerning data security and protection is evolving rapidly, and the uncertainties around the interpretation and application of these regulations could create compliance challenges for our operations in mainland China, even if our current practices are in line with existing requirements; (iii) in addition, with respect to our officers and directors, risks may exist in the following aspects: (1) our officers and directors based in mainland China may face increased responsibilities to ensure that all aspects of our operations comply with the CAC’s regulatory requirements, which includes staying updated on regulatory changes, implementing necessary compliance measures, and undergoing regular compliance training; (2) there is a potential risk of personal liability for our officers and directors under Chinese law if we are found in violation of data security regulations, which could lead to administrative penalties, fines, or other legal actions against them personally; and (3) the enhanced regulatory scrutiny might require our officers and directors to devote significant time and resources to compliance activities, potentially diverting their focus from strategic and operational initiatives, which could impact their ability to effectively manage and oversee our business; and (iv) moreover, although we have not been subject to any penalties or enforcement actions related to data security by Chinese authorities as of the date of this annual report, there is a risk that future regulatory actions or changes in enforcement priorities could impact our operations in mainland China, and this could include audits, inspections, or other regulatory actions that may disrupt our business activities or result in penalties.

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We believe that we are currently in compliance with the applicable data security laws and regulations in mainland China as of the date of this annual report. We will continue to monitor regulatory developments closely and take necessary actions to ensure ongoing compliance. However, given the dynamic nature of the regulatory environment, we cannot assure that our compliance status will not be challenged or that future regulatory changes will not adversely impact our operations.

Comment 8

Part I.

ITEM 3. KEY INFORMATION

Enforceability

We are an exempted company incorporated in the Cayman Islands and all of our assets are located outside of the United States. We primarily generate revenue through our subsidiaries in the UAE. Certain of our directors and executive officers reside within China and a portion of our assets and the asses of those persons are located within China. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and executive officers.

There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the Cayman Islands will generally recognize as a valid judgment, a final and conclusive judgment in personam obtained in the federal or state courts in the United States against us under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) or, in certain circumstances, an in personam judgment for non-monetary relief, and would give a judgment based thereon provided that (i) such courts had proper jurisdiction over the parties subject to such judgment; (ii) such courts did not contravene the rules of natural justice of the Cayman Islands; (iii) such judgment was not obtained by fraud; (iv) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (v) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (vi) there is due compliance with the correct procedures under the laws of the Cayman Islands. Moreover, there is uncertainty with regard to Cayman Islands law relates to whether a judgment obtained from the United States courts under the civil liability provisions of the securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands company. Because the courts of the Cayman Islands have yet to rule on whether such judgments are penal or punitive in nature, it is uncertain whether they would be enforceable in the Cayman Islands. In addition, a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, may be subject to enforcement proceedings as a debt in the courts of the Cayman Islands under the common law doctrine of obligation.

Annex A -	15

The Dubai Courts will not enforce a foreign judgment where they would have had exclusive original jurisdiction to hear the underlying dispute. If the Dubai Courts did not have jurisdiction or had concurrent jurisdiction with a foreign court, the Dubai Courts would enforce the judgment under the same conditions a UAE judgment would be enforced in the country which issued the judgment if: (i) the parties were served with the proceedings; (ii) the judgment has res judicata effect; and (iii) the judgement does not conflict with a judgment previously issued in the UAE and does not violate public policy or morals. Additionally, a money judgment may be enforced in Dubai through the Dubai International Financial Centre Courts (DIFC) if the judgment is final and conclusive, the court issuing the judgment had jurisdiction to determine the dispute, and the judgment does not relate to certain types of non-monetary judgments and/or judgments ordering the payment of taxes, fines or penalties. The enforcement of a foreign money judgment may be challenged in the DIFC Courts only on limited grounds. Those grounds include (but are not limited to): (a) where the judgment was obtained by fraud; (b) where the judgment is contrary to public policy; and/or (c) where the proceedings were conducted in a manner which the DIFC Courts regard as contrary to the principles of natural justice.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law and other applicable laws and regulations based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. Furthermore, under PRC law, courts in China will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As there existed no treaty or other form of reciprocity between China and the United States governing the recognition and enforcement of judgments as of the date of this annual report, including those predicated upon the liability provisions of the United States federal securities laws, there is uncertainty whether and on what basis a PRC court would enforce judgments rendered by United States courts.

Risks Relating to Doing Business in Certain Countries and Regions

It may be difficult to effect service of process upon us or our directors or executive officers who reside in China, to enforce against them in China any judgments obtained from non-PRC courts or to bring actions in China against us or our management.

~~Certain of~~ Among our directors and executive officers, Mr. Tao Yang, Mr. Jianfeng Xu and Ms. Yang Hu mainly reside within mainland China, and Ms. Lili Xu mainly resides in Hong Kong, and a portion of our assets and the assets of those persons are located within China. It may be difficult for investors to effect service of process upon us or those persons inside China or to enforce against us or them in China any judgments obtained from non-PRC courts. China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts in the United States, the United Kingdom, Japan or most other western countries. However, judgments rendered by Hong Kong courts may be recognized and enforced in China if the requirements set forth by the Arrangement on Mutual Recognition and Enforcement of Judgments in Civil and Commercial Matters by Courts of Mainland and of the Hong Kong Special Administrative Region Pursuant to Agreed Jurisdiction by Parties Concerned are met. Therefore, recognition and enforcement in China of judgments of a court in any of these

Annex A -	16

jurisdictions other than Hong Kong in relation to any matter not subject to binding arbitration provisions may be difficult.

Comment 9

ITEM 4. INFORMATION ON THE COMPANY

B. Business Overview

Regulation

China

Regulations Related to Tax

Enterprise income tax

On March 16, 2007, the NPC issued the EIT Law, which was last amended by the SCNPC on December 29, 2018. The Regulation on the Implementation of the Enterprise Income Tax Law, or the EIT Regulation, was issued by the State Council on December 6, 2007 and became effective on January 1, 2008, and was partly amended on April 23, 2019 and became effective on the same date. Pursuant to the EIT Law and the EIT Regulation, both domestic and foreign-invested enterprises established under the laws of foreign countries or regions whose “de facto management bodies” are located in the PRC are considered resident enterprises. The defined term “de facto management bodies” are “establishments that carry out substantial and overall management and control over production and operations, personnel, accounting, and properties” of the enterprise.

If an enterprise is considered a PRC resident enterprise under the above definition, its global income will be subject to enterprise income tax at the rate of 25%. The Notice on Issues about the Determination of Chinese-Controlled Enterprises Registered Abroad as Resident Enterprises on the Basis of Their Body of Actual Management issued by the State Administration of Taxation, or the SAT, on April 22, 2009 and effective on January 1, 2008 and partly amended on December 29, 2017 and effective on the same date, sets up a more specific definition of the “de facto management bodies” standard. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in the PRC only if all of the following conditions are met: (i) the senior management and core management departments in charge of daily production and operations are located mainly in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior management habitually reside in the PRC.

Consolidated Financial Statements

11. INCOME TAX

Annex A -	17

Mainland China

The Company’s mainland China subsidiaries are subject to the PRC Enterprise Income Tax Law (“EIT Law”) and are taxed at the statutory income tax rate of 25%, unless otherwise specified.

Under the EIT Law and its implementation rules, an enterprise established outside China with a “de facto management body” within mainland China is considered a PRC resident enterprise for Chinese enterprise income tax purposes. A PRC resident enterprise is generally subject to certain Chinese tax reporting obligations and a uniform 25% enterprise income tax rate on its global income. The implementation rules to the EIT Law provide that non-resident legal entities are considered PRC residents if substantial and overall management and control over the production and business operations, personnel, accounting, properties, etc., occurs within the mainland China. The Company does not believe that it is more likely than not that the Company and its subsidiaries registered outside the mainland China should be treated as residents for EIT Law purposes. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the mainland China are deemed resident enterprises, the Company and its subsidiaries registered outside the mainland China will be subject to the PRC income tax at a rate of 25%. As of December 31, 2024, the Group had not received any inquiry or notice from the tax authorities of mainland China in respect of the tax resident status of its offshore entities.

Annex A -	18